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SHAREHOLDER MEETING (Unaudited)

On May 3, 1995, an annual shareholder meeting was held at which the five Trustees identified below were elected and the selection of KPMG Peat Marwick LLP as the independent certified public accountants and auditors of the Trust for the fiscal year beginning November 1, 1994 was ratified (Proposal No. 1). In addition, the terms of office of the following Trustees continued after the meeting: Messrs. Leon Levy, Leo Cherne, Clayton K. Yeutter, Sidney M. Robbins, and Donald W. Spiro and Ms. Elizabeth B. Moynihan and Pauline Trigere. The following is a report of the votes cast:

Nominee/Proposal         For               Against       Withheld/Abstain    Total
----------------         ---               -------       ----------------    -----

TRUSTEE
Robert G. Galli .......  16,644,292.1176   68,119.7701   194,646.8293        16,907,058.7170
Benjamin Lipstein .....  16,647,553.0115   68,119.7701   191,385.9354        16,907,058.7170
Kenneth A. Randall ....  16,656,682.0531   68,119.7701   182,256.8938        16,907,058.7170
Edward V. Regan .......  16,658,674.9350   68,119.7701   180,264.0119        16,907,058.7170
Russell S. Reynolds, Jr. 16,657,323.4538   68,119.7701   181,615.4931        16,907,058.7170

Proposal No. 1 ........  16,532,571.8546  112,308.0326   262,178.8298        16,907,058.7170
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